                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                           PRODUCTION OPERATORS CORP
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)

                                  743080 10 3
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                  RONALD R. RANDALL, CAMCO INTERNATIONAL INC.
          7030 ARDMORE, HOUSTON, TEXAS 77054, TEL. NO. (713) 747-4000
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               FEBRUARY 27, 1997
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 7 Pages

  CUSIP NO. 743080 10 3                            13 D                       Page 2 of 7 Pages





                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1
                     Camco International Inc., a Delaware corporation.
                     ID# 13-3517570
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  [ ]
          2

                                                                                                     (b)  [ ]
                     SEC USE ONLY

          3

                     SOURCE OF FUNDS

          4          OO

                     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          5                                                                                               [ ]


                     CITIZENSHIP OR PLACE OF ORGANIZATION
          6
                     Delaware

                                     SOLE VOTING POWER
                               7
                                     -0-

         NUMBER OF                   SHARED VOTING POWER
           SHARES              8
        BENEFICIALLY                 2,018,460 shares*
           OWNED                     SOLE DISPOSITIVE POWER
          BY EACH
         REPORTING             9     -0-
           PERSON
            WITH                     SHARED DISPOSITIVE POWER

                               10    -0-


                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11
                     2,018,460 shares*

                     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         12                                                                                               [ ]

                     N/A

                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13          19.0%*

                     TYPE OF REPORTING PERSON

         14          CO


*        See Item 5 of this Schedule 13D.





                               Page 2 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

The equity securities to which this statement relates are the common stock, par value $1.00 per share (the "Common Stock"), of Production Operators Corp, a Delaware corporation ("POC"). POC's principal executive offices are located at One Piedmont Center, Suite 515, Atlanta, Georgia 30305.

ITEM 2.  IDENTITY AND BACKGROUND

    This statement is being filed by Camco International Inc., a Delaware corporation ("Camco"). Camco is an international supplier of oilfield equipment and services. The address of its principal business and its principal office is 7030 Ardmore, Houston, Texas 77054. Attached to this statement as Schedule I is a list of directors and executive officers of Camco and the business address, citizenship and principal occupation or employment of each director and executive officer (including the name, principal business and address of any corporation or organization at which their employment is conducted).

    Except as noted on Schedule II hereto, during the last five years, neither Camco nor any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Camco or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 27, 1997, Camco and a wholly owned subsidiary of Camco entered into an Agreement and Plan of Merger (the "Merger Agreement") with POC providing for the acquisition by Camco of POC pursuant to an expected tax free merger (the "Merger") in which each share of Common Stock will be exchanged for 1.30 shares of Camco's common stock, $.01 par value ("Camco Common Stock"). Based on the number of shares of Common Stock outstanding as of February 26, 1997, a total of approximately 13,268,330 shares of Camco Common Stock would be issued in the Merger. In addition, approximately 527,670 shares of Camco Common Stock would be reserved for issuance by Camco for outstanding options under POC's benefit plans.

     As a condition to the execution of the Merger Agreement, Camco was granted an irrevocable proxy (the "Proxy") from the holders of an aggregate of 2,018,460 shares of Common Stock listed on Schedule III hereto. Under the terms of the Proxy, the holders have agreed and appointed Camco as the proxy for such holders to vote each of such shares (i) in favor of the approval of the Merger Agreement and the consummation of all other transactions contemplated by the Merger Agreement, (ii) against any takeover proposal (as defined in the Merger Agreement) involving POC, or any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of POC under the Merger Agreement or which could result in any of the conditions to POC's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement. Under the terms of the Proxy, the holders may exercise the right to vote their shares on matters not covered by the Proxy.





                               Page 3 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of the transaction is for Camco to acquire all of the outstanding shares of POC. Following the close of the Merger, POC will be a wholly owned subsidiary of Camco. As a result, following the Merger, (i) the Board of Directors and officers of POC will be named by or at the direction of Camco, (ii) POC's current dividend policy will be terminated, (iii) the Common Stock will cease to be quoted on the Nasdaq Stock Market and registered under the Securities Exchange Act of 1934 and (iv) the certificate of incorporation of POC will be amended as provided in the Merger Agreement.

     The Merger is subject to various conditions, including the receipt of all required regulatory approvals and the expiration or termination of all waiting periods (and extensions thereof) under the Hart-Scott-Rodino Act.

     Except as described above or contemplated by the Merger Agreement, neither Camco nor any of the persons named in Schedule I hereto has any current plans or proposals with respect to (i) the acquisition or disposition of any securities of POC, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving POC any of its subsidiaries, (iii) any sale or transfer of a material amount of assets of POC or any of its subsidiaries, (iv) any change in the present board of directors or management of POC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of POC, (vi) any other material change in POC's business or corporate structure, (vii) any changes in the POC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of POC by any person, (viii) causing a class of securities of POC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) any class of equity securities of POC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

     The foregoing description of the Merger Agreement and the Proxy is a summary and is qualified in its entirety by reference to the Merger Agreement and the Proxy filed as Exhibits 7.1 and 7.2, respectively, hereto, which are incorporated into this Item 3 by reference.




                               Page 4 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)     AMOUNT OF SHARES OWNED

                 As of the date of this statement, Camco may be deemed to beneficially own an aggregate of 2,018,460 shares of Common Stock. According to information contained in the Merger Agreement, the shares of Common Stock that Camco may be deemed to beneficially own represent 19.0% of the outstanding Common Stock as of February 26, 1997.

                 To the knowledge of Camco, no person named in Schedule I under
                 Item 2 beneficially owned shares of the Common Stock as of February 27, 1997.

         (b)     NUMBER OF SHARES AS TO WHICH CAMCO HAS:

                 Camco has shared power to vote the 2,018,460 shares of Common Stock that it may be deemed to beneficially own. Camco has the right under the Proxy to the following matters: (i) in favor of the approval of the Merger Agreement and the consummation of all other transactions contemplated by the Merger Agreement, (ii) against any takeover proposal (as defined in the Merger Agreement) involving POC, or any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of POC under the Merger Agreement or which could result in any of the conditions to POC's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement. The record holders of such shares have the right to vote such shares on all other matters.

                 Camco has no power to dispose of 2,018,460 shares that it may be deemed to beneficially own. The holders of the shares subject to the Proxy, however, may not dispose of their shares as long as the proxy is in effect. Such holders and the number of shares of Common Stock they each beneficially own are shown on Schedule III.

         (c) Except as described in this Item 5, Camco has not effected any transactions with respect to the Common Stock during the past 60 days.

                 To the knowledge of Camco, no person named in Schedule I under
                 Item 2 has effected any transactions with respect to Common Stock during the past 60 days.

         (d) The holders of the shares of Common Stock that Camco may be deemed to beneficially own have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. Camco does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of such shares of Common Stock.

         (e)     Not applicable.





                               Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     Camco is a party to the Merger Agreement and Proxy described in Item 3 of this Schedule 13D; such description is incorporated in this Item 6 by reference. Such description is qualified in its entirety by reference to the Merger Agreement and Proxy filed as Exhibits 7.1 and 7.2, respectively, to this
Schedule 13D and incorporated into this Item 6 by reference.

     Under the terms of the Proxy, the stockholders listed on Schedule III have agreed that during the term of the Proxy, such holders will not (i) sell, transfer, pledge, grant a security interest in or lien on or otherwise dispose of or encumber any of their shares, (ii) deposit any of their shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy with respect to any of such shares, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer, pledge, grant of a security interest in or lien on or other disposition of or encumbrance of their shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Agreement and Plan of Merger dated as of February 27, 1997, by and among Camco International Inc., Plane Acquisition Corp. and Production Operators Corp.

         7.2     Irrevocable Proxy dated February 27, 1997.





                               Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 8, 1997              CAMCO INTERNATIONAL INC.



                                     By:       /s/ RONALD R. RANDALL
                                         --------------------------------------
                                                   Ronald R. Randall
                                                  Vice President and
                                                    General Counsel





                               Page 7 of 7 Pages

                                   SCHEDULE I
                                  (TO ITEM 2)

                    EXECUTIVE OFFICERS AND DIRECTORS OF CAMCO INTERNATIONAL INC.


         The name, residence or business address, present principal occupation or employment, and citizenship of each executive officer and director of Camco International Inc. ("Camco") is set forth below.


        NAME AND POSITION                             RESIDENCE OR BUSINESS
      WITH RESPECT TO CAMCO                                     ADDRESS                         CITIZENSHIP
 *Gary D. Nicholson                             7030 Ardmore                                United States
 Chairman of the Board, President and           Houston, Texas  77054
 Chief Executive Officer
 *Herbert S. Yates                              7030 Ardmore                                United States
 Senior Vice President-Finance, Chief           Houston, Texas  77054
 Financial Officer and Treasurer

 *Ronald R. Randall                             7030 Ardmore                                United States
 Vice President, General Counsel and            Houston, Texas  77054
 Secretary

 *Thomas W. Everitt                             7030 Ardmore                                United States
 Vice President-Human Resources                 Houston, Texas  77054
 *Bruce F. Longaker, Jr.                        7030 Ardmore                                United States
 Vice President-Finance and Corporate           Houston, Texas  77054
 Controller

 *Merle C. Muckelroy                            7030 Ardmore                                United States
 President, Camco Products and Services Group   Houston, Texas  77054
 *Robert J. Caldwell                            7030 Ardmore                                United Kingdom
 President, Drilling Group                      Houston, Texas  77054

 *Stephen D. Smith                              7030 Ardmore                                United States
 President, Reda Group                          Houston, Texas  77054

 Hugh H. Goerner                                6 Links Court                               United States
 Director                                       Austin, Texas 78738

 William A. Krause                              10 S. Briar Hollow Lane, #93                United States
 Director                                       Houston, Texas 77027

 Robert L. Howard                               5413 Sturbridge                             United States
 Director                                       Houston, Texas 77056

 Charles P. Siess, Jr.                          15375 Memorial Drive                        United States
 Director                                       Houston, Texas 77079

 William J. Johnson                             9545 Katy Freeway, #470                     United States
 Director                                       Houston, Texas 77024

 Gilbert H. Trausch                             519 Fox Briar Lane                          United States
 Director                                       Sugar Land, Texas 77478

_______________
* The principal occupation of the named person is the position set forth above.

Mr. Goerner is retired and resides at the address set forth above.

Mr. Krause is President of Krause, Inc. - Engineers & Architects, an engineering and architectural firm at the address set forth above.

Mr. Howard is retired and resides at the address set forth above.

Mr. Siess is President, Chief Executive Officer and Chairman of the Board of Cabot Oil and Gas Company, an energy company, at the address set forth above.

Mr. Johnson is an independent consultant in the oil and gas industry at the address set forth above.

Mr. Tausch is retired and resides at the address set forth above.

                                  SCHEDULE II
                                  (TO ITEM 2)


         In early 1991, Camco and certain other drill bit manufacturers were served with subpoenas by a federal grand jury in Houston, Texas. The subpoenas were issued in connection with a Department of Justice investigation of drill bit pricing practices. The investigation resulted in a one-count indictment of Camco in 1993. In November 1993, Camco plead guilty pursuant to a negotiated plea agreement with the Department of Justice and paid a fine of $575,000.

                                  SCHEDULE III
                                  (TO ITEM 5)



BENEFICIAL OWNER                                   NUMBER OF SHARES
----------------                                   ----------------
Carl W. Knobloch, Jr. Trust                        899,914
Emily C. Knobloch Trust                            206,400
Carla Knobloch 1969 Trust                          100,000
Emily J. Knobloch 1969 Trust                       100,000
Eleanor Knobloch 1969 Trust                        100,000
Carla Knobloch 1980 Trust                          100,624
Emily J. Knobloch 1981 Trust                       100,000
Eleanor Knobloch 1982 Trust                        100,000
Carl W. Knobloch II Trust                            5,000
Ellen K. Steinmetz Trust                             5,000
William R. Knobloch III Trust                        5,000
Louise Knobloch 1983 Trust                         201,000
Carl W. Knobloch 1971 Trust                         22,500
William R. Knobloch 7/16/73 Trust                    5,000
William R. Knobloch                                 39,024
Knobloch Family, L.P.                                5,650
Sylvia K. Brown                                      6,486
Edward Brown                                         8,000
Susan Brown                                          8,862





                                     III-1

                               INDEX TO EXHIBITS


         7.1 Agreement and Plan of Merger dated as of February 27, 1997, by and among Camco International Inc., Plane Acquisition Corp. and Production Operators Corp.

         7.2     Irrevocable Proxy dated February 27, 1997.